Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 6, 2023

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Algoma Steel Group Inc.

Form 20-F for the Fiscal Year Ended March 31, 2022

Filed June 17, 2022

File No. 001-40924

Ladies and Gentlemen:

On behalf of our client, Algoma Steel Group Inc. (the “Company”), we acknowledge receipt of the comment letter, dated March 10, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 20-F. On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

Form 20-F for the Fiscal Year Ended March 31, 2022

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis

Non-IFRS Financial Measures, page 61

1.

We note your discussion of the company’s use of non-IFRS financial measures at the beginning of your MD&A section before any discussion of the comparable IFRS measures. This presentation without similar discussion and analysis of the comparable IFRS measures with equal or greater prominence gives the non-IFRS measures more prominence. Please revise your discussion accordingly or move the discussion to a location in MD&A where the IFRS measures are presented with equal or greater prominence. Refer to Question 102.10 of the C&DIs on Non-GAAP Financial Measures on the SEC’s Division of Corporation Finance website.

Response: The Company acknowledges the Staff’s comment. In future filings the Company will move the explanation of Non-IFRS measures to a location where the corresponding IFRS measures are presented with equal or greater prominence.

Overall Results, page 70

2.

If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact on the company. Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: The Company acknowledges the Staff’s comment. The Company hereby advises the Staff that inflationary pressures did not have a material impact on the Company’s business or results of operations for the year ended March 31, 2022, the period covered by the Form 20-F. The Company’s costs are primarily driven by commodity prices, including the price of iron ore, coal, electricity and natural gas. To the extent that the prices of these commodities increase due to general inflationary pressures or otherwise, such increases could have a material impact on the Company’s business and results of operations in subsequent periods. If applicable, in future filings the Company will describe any known trends or uncertainties related to inflation and rising costs that have had or that are reasonably likely to have a material impact on the Company’s business and results of operations in the applicable period, and any actions planned or taken to mitigate inflationary pressures.

Steel Revenue and Cost of Sales, page 71

3.

We note from your disclosure on page 61 that net sales realization (NSR) and cost per ton of steel products sold are financial measures that are not defined as IFRS measures. Your steel revenue and costs of sales discussion and analysis on pages 71-73 are provided on a non-IFRS basis without providing similar discussion and analysis of the comparable IFRS measures which gives the non-IFRS measures undue prominence. Please explain how you presentation complies with Item(e)(1)(i)(A) of Regulation S-K or alternatively, revise your discussion accordingly. Refer to Question 102.10 of the C&DIs on Non-GAAP Financial Measures on the SEC’s Division of Corporation Finance website for further guidance.

Response: The Company acknowledges the Staff’s comment. In future filings, the Company will expand its disclosure to include a discussion and analysis of IFRS measures for the applicable period prior to its discussion and analysis of the corresponding non-IFRS measures. An example of such disclosure is set forth below, showing how such changes would have applied to the applicable disclosure in the Form 20-F (deleted text, indicated by ~~strikethrough~~, added text underlined):

“~~The Company’s NSR on steel sales (excluding freight) per ton shipped was C$1,608 for the three month period ended March 31, 2022 (March 31, 2021 - C$942), an increase of 70.8%. Steel~~ Revenue and steel revenue increased by 47.5% and 50.3%, respectively, whereas steel shipment volumes decreased by 12.0% during the three month period ended March 31, 2022 as compared to the three month period ended March 31, 2021. The decrease in steel shipment volumes is due in part to lower production levels as a result of logistics supply chain impacts. The Company’s NSR on steel sales (excluding freight) per ton shipped was C$1,608 for the three month period ended March 31, 2022 (March 31, 2021 - C$942), an increase of 70.8%. The overall increase in revenue, steel revenue and NSR is mainly due to increased steel prices compared to the three month period ended March 31, 2021.

For the three month period ended March 31, 2022, the Company’s cost of steel revenue and cost of steel products sold increased by 27.9% to C$541.3 million (March 31, 2021 – C$423.1 million) and 29.6% to C$518.2 million (March 31, 2021 - C$399.7 million), respectively, due primarily to an increase in the purchase price of many key inputs such as iron ore, scrap, alloys and natural gas as well as an increase in employee profit sharing expense (C$28.8 million) compared to the prior year.”

***

“~~The Company’s NSR on steel sales (excluding freight) per ton shipped was C$1,545 for the year ended March 31, 2022 (March 31, 2021 - C$768), an increase of 101.2%. Steel~~ Revenue and steel revenue increased by 120.5% and 119.7%, respectively, and steel shipment volumes increased by 9.3% during the year ended March 31, 2022, as compared to the year ended March 31, 2021. The Company’s NSR on steel sales (excluding freight) per ton shipped was C$1,545 for the year ended March 31, 2022 (March 31, 2021 - C$768), an increase of 101.2%. The overall increase in revenue, steel revenue and NSR is mainly due to increased steel prices compared to the year ended March 31, 2021.

For the year ended March 31, 2022, the Company’s cost of steel revenue and cost of steel products sold increased by 40.9% to C$2,054.6 million (March 31, 2021 C$1,457.9 million) and C$45.0% to C$1,968.5 million (March 31, 2021 - C$1,357.7 million), respectively, due primarily to an increase in steel shipments, increase in the purchase price of many key inputs such as iron ore, scrap, alloys and natural gas as well as an increase in employee profit sharing expense (C$132.9 million) compared to the prior year. Employee profit sharing expense has been calculated in accordance with the profit sharing agreement for year ended March 31, 2022.”

Notes to the Consolidated Financial Statements

Significant Accounting Policies

Revenue Recognition, page F-18

4.

We note your revenue recognition policy on page F-18; however, we do not consider the information sufficient in meeting the disclosure objective of the paragraph 110 of IFRS 15. The objective of the disclosure requirements is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. Consideration should be given to the level of detail necessary to satisfy the disclosure objective. The information should be specific to the company and avoid the use of boilerplate language. In this regard, please revise to disclose specific information regarding your performance obligations including, but not limited to, when you typically satisfy your performance obligations (e.g. upon shipment, upon delivery, etc.). Furthermore, provide disclosure regarding the methods, inputs and assumptions used for allocating the transaction price, including allocating returns and allowances, trade discounts, volume rebates discounts and other variable considerations. Your revised disclosure should comply with the disclosure requirements outlined paragraph 116-129 of IFRS 15, as applicable.

Response: The Company acknowledges the Staff’s comment. The Company generates revenue through fixed-price contracts with well-defined performance obligations and, when considered in light of the requirements of IFRS 15, no aspect of the Company’s revenue recognition process is complex or requires significant judgment. Therefore, the Company respectfully submits that the disclosure included in the Form 20-F with respect to the Company’s revenue recognition policy meets the disclosure objectives of, and complies with, IFRS 15, including paragraphs 110 and 116-129 thereof, to the extent such disclosure requirements are applicable to the Company. Nevertheless, in future filings the Company will provide additional clarity with respect to the timing of revenue recognition, as described below.

IFRS 15 requires that the Company engage in a five-step analysis when recognizing revenue: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The following addresses each step as it applies to sales of the Company’s steel products, which represented approximately 93% of its total revenue for the fiscal year ended March 31, 2022.

Identify the contract(s) with a customer

IFRS 15.9 provides that the Company shall only account for a contract where the parties have approved the contract and are committed to perform their respective obligations thereunder, are able to identify their respective rights regarding the goods or services to be transferred and related payment terms, and it is probable that the Company will collect the consideration to which it will be entitled in light of the customer’s ability and intention to pay such consideration when due.

The Company enters into fixed price contracts for the sale of steel sheet, strip and plate products or other steel products. The parties’ respective rights and obligations under these contracts are clear, and the Company offers industry-standard payment terms that require payment from customers within 30 days after title and control transfers. Such contracts are typically entered into with large, well-established counterparties such that, when the contract is entered into, the Company considers its ability to collect the consideration payable under the contract to be probable.

Identify the performance obligations in the contract

When a contract is entered into, IFRS 15.22 requires the Company to (i) assess the goods or services contemplated by the contract and (ii) identify as a performance obligation each requirement to transfer such goods or services. With respect to steel products, the Company has a single performance obligation under its contracts, being to transfer such products to the customer at a mutually agreed upon date as outlined in the contract.

Determine the transaction price

IFRS 15.47 requires the Company to consider the terms of the contract and its customary business practices to determine the transaction price. In connection with sales of its steel products, the Company enters into fixed price contracts, with pricing being determined based on the Commodities Research Unit Index (the “CRUI”). The selling price is fixed with reference to the CRUI when the contract is entered into, and there are no subsequent adjustments for quantity or quality. From time to time, the Company provides select customer volume rebates, trade discounts and other incentives, and allows returns for defective steel products, for which a reduction in revenue is recorded. However, such rebates, discounts and other incentives were immaterial in the fiscal year ended March 31, 2022 and are expected to be immaterial for the fiscal year ended March 31, 2023 and in subsequent periods.

Allocate the transaction price to the performance obligations in the contract

IFRS 15.73 requires that the transaction price under each contract be allocated to the corresponding performance obligation in an amount equal to the amount of consideration to which the Company expects to be entitled. As described above, the Company has a single performance obligation under its steel contracts, being the transfer of the applicable products, and upon satisfaction of this obligation the entire transaction price is recognized as revenue.

Recognize revenue when (or as) the Company satisfies a performance obligation

IFRS 15.31 requires the Company to recognize revenue when (or as) the Company satisfies a performance obligation by transferring a promised good or service (i.e. an asset) to a customer. As described in the Company’s revenue recognition policy, the Company’s products are deemed to be transferred when (or as) the customer obtains control of such products, being the ability to direct the use of and obtain substantially all of the remaining benefits of the products. In future filings, the Company will clarify that “The Company’s performance obligations in respect of its steel contracts are satisfied upon loading the products onto the truck, railcar or vessel that will deliver the products to the customer (known as free on board or “FOB” shipping), at which time the products are deemed to be transferred and the customer obtains title to, and control of, such products.”

Freight and other non-steel revenue

The Company also generates freight revenue and non-steel revenue. Freight revenue, being freight costs billed to customers and included in total revenue, represented approximately 5% of the Company’s total revenue for the fiscal year ended March 31, 2022, and such revenue is recognized upon loading of the applicable products, with pricing fixed based on prevailing carrier rates. Non-steel revenue represented approximately 2% of the Company’s total revenue for the fiscal year ended March 31, 2022, and primarily pertains to the sale of various by-products such as kish, ore fines, mill scale, scrap rolls and high sulfur iron. Control of such by-products passes and non-steel revenue is recognized at a single point in time upon loading (FOB shipping), and pricing is generally fixed when the contract is entered into based on prevailing market prices. As with the Company’s steel product contracts described above, revenue recognition in respect of such freight and non-steel contracts, as contemplated by IFRS 15, is straightforward and accounted for in the manner disclosed in the Form 20-F. In future filings, the Company will clarify that the Company’s performance obligations in respect of its sales of by-products are satisfied upon loading of the applicable by-products on an FOB shipping basis, at which time such by-products are deemed to be transferred and the customer obtains title to, and control of, such by-products.

Thank you for your review of this response letter. Please direct any questions regarding this letter to the undersigned at (416) 504-0524 or to Adam M. Givertz at (212) 373-3224.

Very truly yours,

/s/ Christian G. Kurtz

Christian G. Kurtz

cc: Andi Carpenter
Jean Yu
Securities and Exchange Commission

Rajat Marwah
John Naccarato
Algoma Steel Group Inc.

Terng Chen
Deloitte LLP

Adam M. Givertz
Paul, Weiss, Rifkind, Wharton & Garrison LLP